Exhibit 99.(I)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

             REPORTS SECOND QUARTER 2003 NET INCOME OF $67.1 MILLION

Panama City, Republic of Panama, August 7, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the second quarter ended June 30, 2003.

For the latest quarter, the Bank reported net income of $67.1 million, or $3.65 per share, compared with a reported net loss of $300.1 million, or $(17.32) per share, in the second quarter of 2002. The second quarter loss in 2002 reflected a $259.9 million increase in the allowance for credit losses and a $42.0 million charge representing an impairment loss on securities, both related to the Bank's Argentine portfolio.

June 30, 2003 year-to-date results amount to net income of $77.5 million, versus a $299.7 million loss for the same period in 2002. Earnings per share were $4.32 for the six months ended June 30, 2003, and a loss of $17.31 for the six months ended June 30, 2002.

Common shares outstanding at the end of the second quarter of 2003 were 39.3 million, reflecting the rights offering completed on June 27, 2003, compared with 17.3 million common shares outstanding at June 30, 2002. The earnings per share are based on the average number of shares outstanding during each period. The average number of shares outstanding during the second quarter of 2003 was
18.3 million shares, compared to 17.3 million shares during the second quarter of 2002.

Commenting on the latest quarterly figures, Jose Castaneda, Chief Executive Officer of BLADEX, said, "The results of the second quarter of 2003 reflect our success along two critically important fronts:

First, we completed our capitalization project through a rights offering that raised $147 million in new capital. Our unique shareholding composition proved to be a winning combination, whereby our Latin American government shareholders, along with the IFC and other multilateral agencies, provided us with support in the form of more than $100 million in commitments to purchase any shortfall in demand for the new shares. At the same time our public shareholders provided us with an equal vote of confidence on our business model by oversubscribing the rights issue.

Second, during the quarter there was clear evidence of improving liquidity and value in our Argentine portfolio. On April 23, 2003, we announced the sale of Argentine obligations with a face value of $166.5 million and later in the quarter we sold an additional $3 million of Argentine obligations, which resulted in a reversal of provisions for loan losses and resulting gains of more than $57 million. It is well worth noting that the ratio of the Bank's total exposure in Argentine, net of fair value adjustments of investment securities, and net of the allowance for credit losses, to stockholders' equity has improved from 1.69 as of June 30, 2002, to 0.64 as of June 30, 2003.

The success of the Bank's business strategies during the quarter was demonstrated through two critical indicators: first, the ratio of medium-term, non-trade-related credits (based on remaining maturities and excluding Argentina) to total stockholders' equity declined from 76% at the end of the first quarter of 2003 to 45% at the end of the second quarter of 2003; and secondly, the amount of short-term trade-related loans (excluding Argentina) grew by 21% from March 31, 2003 to June 30, 2003.

Funding was also an area where we achieved significant progress during the quarter. On June 12, we signed a $125 million stand-by funding agreement with the IFC to fund our trade financing activities in the Latin American Region, marking the return of the Bank to medium-term funding markets after more than a year. The agreement contemplates the signing of two parallel loan agreements with another multilateral institution and a government owned financial institution that would increase the aggregate size of the


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

available financing to $230 million and would permit its use for medium-term funding. These two additional loan facilities are being negotiated but there is no assurance they will be signed.

An important subsequent event, but one that reflected an effort largely conducted during the second quarter, was BLADEX's announcement on July 25, 2003 of the strategic alliance established with Bank of America to provide our clients with international payment services. This new relationship is tangible evidence of progress in executing our strategy to diversify and expand our trade-related product range at minimum cost and risk to our organization.

Importantly, developments in the second quarter of 2003 had a positive effect on the Bank's credit ratings. On August 5, 2003, Fitch upgraded the Bank's long-term rating from BB+ back to an investment grade rating of BBB- with a "stable" outlook, as well as our individual rating. On July 2, 2003, Standard and Poor's raised our "BBB-" investment grade rating outlook from "negative" to "stable" and, on July 21, 2003, Moody's confirmed the "stable" outlook for our "Baa3" investment grade rating and upgraded our Bank Financial Strength Rating. We expect these favorable developments to have a positive impact on our cost of, and access to, funding. While gratified by the results achieved during the second quarter of 2003, we are fully aware of the challenges ahead in our markets, and have clearly defined plans to address them. From a macro economic and political perspective, we are operating in a region where volatility remains high and economic growth is anemic, at best. The resulting slack credit demand by high quality clients is creating a perverse situation where margins are shrinking while risk levels remain unchanged.

Our response to this situation is twofold: first, we will maintain our client-focus and trade finance orientation with a consistent lending strategy and disciplined underwriting approach.

Second, in order to reduce our dependency on interest income, we are continuing to diversify and expand our product range through strategic agreements such as the one with Bank of America.

Another market reality is significantly impacting our financial results: unusually low interest rates. Low rates improve the debt servicing capacity of our clients, even in the context of challenging conditions in the region, a particularly important factor in Argentina. However, low interest rates are reducing earnings on our available capital funds.

Looking forward, we remain convinced that Latin America and BLADEX will benefit from the recovery in trade volumes expected to occur once demand on the part of the OECD countries picks up. Our plan is to be ready with adequate capital, an expanded product offering, a first-rate client franchise and skilled people once the turnaround begins.

It is important that investors understand our strategy for employing our new capital. An immediate consequence of the new funds was to strengthen our capital ratios. With a Tier 1 ratio at June 30, 2003 of 36.44%, this objective has unquestionably been achieved. The second objective of our capital raising effort was to create a strong base to re-leverage our balance sheet by deploying additional assets to expand our market share and improve our top line growth.

BLADEX is modifying its internal structure and marketing orientation to anticipate the growth we see in the future, but we will only re-leverage the balance sheet with attention to asset quality. Should quality credit demand remain lackluster, we will stay on course, focusing our attention on the management of our Argentine portfolio and the deployment of new products, until market conditions are again conducive to prudent growth in our portfolio", Mr. Castaneda concluded.


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

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the first and second quarters of 2003, the second quarter of 2002, and for the first six months of 2003 and 2002.

(In $ millions)
--------------------------------------------------------------------------------------------------------------
                                                                          6M02    6M03    2Q02   1Q03     2Q03
--------------------------------------------------------------------------------------------------------------
Net interest income (1)                                                   34.1    27.3    11.0    13.8    13.5
Provision for loan losses and off-balance sheet credit risk (2)         -279.9    44.3  -259.9    -0.3    44.6
Commission income, expense and other charges                               5.2     4.3     2.4     2.4     1.8
Derivatives and hedging activities                                        -4.6    -1.1    -4.3    -0.8    -0.3
Provision for fair value guarantees                                        0.0     0.0     0.0    -0.1     0.1
Gain on the sale of loans, securities available for sale and
  foreign currency exchange (3)                                            0.2    12.8     0.0     0.0    12.8
Impairment loss on securities (4)                                        -42.0    -0.9   -42.0     0.0    -0.9
Gain on early extinguishment of debt (5)                                   0.0     0.8     0.0     0.0     0.8
Other income                                                               0.1     0.0     0.0     0.0     0.0
Operating expenses                                                       -10.4   -10.0    -5.7    -4.6    -5.4
Loss from operations and disposal of business segment                     -2.2     0.0    -1.6     0.0     0.0
--------------------------------------------------------------------------------------------------------------
Net income                                                              -299.7    77.5  -300.1    10.4    67.1
--------------------------------------------------------------------------------------------------------------

(1) Includes interest received on non-accruing assets of $1.1 million in 2Q02, $7.0 million in 1Q03, and $6.1 million in 2Q03, as well as $3.0 million during the first six months of 2002 and $13.1 million during the first six months of 2003.

(2) Includes a reversal in the provision for loan losses of $44.1 million as a result of the sale of Argentine loans during the 2Q03.

(3)   Includes gain on the sale of Argentine bonds of $13.4 million in the 2Q03.

(4) Includes an $875 thousand decrease in the fair value of an investment security of an Argentine bank in the 2Q03.

(5) Includes a gain of $789 thousand related to the purchase of a debt instrument (liability) of the Bank.

BLADEX, with $2.7 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 142 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 76 Valley Road, Cos Cob, CT 06807
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com

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There will be a conference call on August 08, 2003 at 11:00 a.m. ET in the U.S.
(10:00 a.m. Panamanian time). For those interested in participating, please call 800-447-0521 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3238. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID# 7551785 to the telephone operator answering the call five minutes before the call is set to begin.
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